August 17, 2021

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	TPG Pace Tech Opportunities Corp.

Amendment No. 4 to Registration Statement on Form S-4

Filed on August 5, 2021

File No. 333-254485

Ladies and Gentlemen:

This letter is submitted on behalf of TPG Pace Tech Opportunities Corp. (the “Company”, “we,” “us” or “our”) in response to comment #2 received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 10, with respect to Amendment No. 4 to Registration Statement on Form S-4, File No. 333-254485, filed with the Commission on August 5, 2021 (the “Fourth Amended Registration Statement”).

For your convenience, the Staff’s comment is reproduced in italics herein with the Company’s response immediately following the comment. Defined terms used herein but not otherwise defined have the meanings given to them in the Registration Statement.

Amendment No. 4 to Registration Statement on Form S-4

Material U.S. Federal Income Tax Considerations, page 201

2.    We note that the Business Combination Agreement provides that the parties intend for the domestication and blocker mergers to qualify as reorganizations under Section 368(a) of the Internal Revenue Code and that the Business Combination Agreement is intended to constitute a “plan of reorganization” for purposes of Sections 368, 354 and 361 of the Code. Please expand your disclosure to address the material tax consequences of the entire business combination transaction and provide a tax opinion to support the conclusions.

RESPONSE:

As we discussed during our telephone call with the Staff on August 13, 2021, we (and counsel for the blocker holders) propose that the parties amend the Business Combination Agreement to remove from the description of the intended tax treatment any discussion regarding the tax treatment of the Blocker Mergers. This would be accomplished by striking clause (b) from paragraph 8 of the recitals, striking in its entirety the language in Section 9.13(c)(ii), and striking the reference to the Blocker Mergers in Section 9.13(d). Please see attached Annex A for the proposed amendment to the Business Combination Agreement to address same.

Securities and Exchange Commission

August 17, 2021

We appreciate that disclosure is needed under the relevant SEC regulations in respect of any aspect of the transaction that is material to the recipients of shares subject to the registration statement, and in particular in respect of any transaction for which it is critical that such transaction be treated as a reorganization within the meaning of Code Section 368. As we have discussed, whether the Blocker Mergers are taxable or tax free is not material to the blocker holders (as represented to the Staff by counsel to the blocker holders during our telephone discussion on August 13, 2021) or to the SPAC or its shareholders (since the blocker holders are the only entities impacted by the tax treatment of the Blocker Mergers).

If the Business Combination Agreement is amended in the proposed manner, there would be no statement regarding the applicability of Code Section 368 to the Blocker Mergers and no agreement among the parties regarding the tax consequences of the Blocker Mergers.

In addition, also pursuant to our discussion with the Staff on August 13, 2021, we would propose to add the disclosure set forth below to page 217 under the new heading set forth below to address material U.S. federal income tax considerations for holders of Nerdy common units who elect to receive Class A Common Stock in the Merger and to also add the Q&A set forth below to page xvii after the Q&A “What will the Existing Nerdy Holders receive in the Business Combination with TPG Pace?” and before the Q&A “What is an “Up-C” Structure?” in the next amendment to Registration Statement on Form S-4, File No. 333-254485.

“Material U.S. Federal Income Tax Considerations for Holders of Nerdy Common Units Who Elect to Receive Class A Common Stock in the Merger

If a holder of Nerdy common units elects to receive Class A Common Stock in exchange for all or a portion of its Nerdy common units in the Merger, such exchange and the receipt of such consideration is expected to be treated as a taxable event for U.S. federal income tax purposes. The tax consequences of such a taxable exchange and the receipt of such consideration (and any related payments under the Tax Receivable Agreement) are complex. A holder of Nerdy common units considering electing to receive Class A Common Stock in the Merger should consult its tax advisor regarding the tax consequences of such election and the receipt of such consideration (and any related payments under the Tax Receivable Agreement).”

“Q: What are the U.S. federal income tax consequences to a holder of Nerdy common units who elects to receive Class A Common Stock in the Merger?

A: If a holder of Nerdy common units elects to receive Class A Common Stock in exchange for all or a portion of its Nerdy common units in the Merger, such exchange and the receipt of such consideration is expected to be treated as a taxable event for U.S. federal income tax purposes. The tax consequences of such a taxable exchange and the receipt of such consideration (and any related payments under the Tax Receivable Agreement) are complex. A holder of Nerdy common units considering electing to receive Class A Common Stock in the Merger should consult its tax advisor regarding the tax consequences of such election and the receipt of such consideration (and any related payments under the Tax Receivable Agreement).”

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Securities and Exchange Commission

August 17, 2021

Please direct any questions that you have with respect to the foregoing, or any additional supplemental information requests by the Staff, to Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

TPG PACE TECH OPPORTUNITIES CORP.

By:	/s/ Karl Peterson
Name:	Karl Peterson
Title:	Non-Executive Chairman and Director

Enclosures

cc:        Sarah K. Morgan, Vinson & Elkins L.L.P.

ANNEX A

[Attached]

Annex A

FOURTH AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This FOURTH AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Fourth Amendment”) is entered into as of August [•], 2021, by and among TPG Pace Tech Opportunities Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 353460 (“Pace”), TPG Pace Tech Merger Sub LLC, a Delaware limited liability company (“Company Merger Sub”), TCV VIII (A) VT, Inc., a Delaware corporation (“TCV Blocker”), LCSOF XI VT, Inc., a Delaware corporation (“Learn Blocker” and together with TCV Blocker, the “Blockers”), TPG Pace Blocker Merger Sub I Inc., a Delaware corporation (“Blocker Merger Sub I”), TPG Pace Blocker Merger Sub II Inc., a Delaware corporation (“Blocker Merger Sub II” and, together with Blocker Merger Sub I, the “Blocker Merger Subs” and, together with Company Merger Sub, the “Merger Subs”), Live Learning Technologies LLC, a Delaware limited liability company (the “Company”), and, solely for the purposes of Section 9.13, Section 9.14 and Section 9.18 of the Agreement (as defined below), the Blocker Holders (as defined in the Agreement) (the Blocker Holders, together with Pace, the Blockers, the Merger Subs and the Company, collectively, the “Parties”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Agreement (as defined below).

RECITALS

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of January 28, 2021 (the “Base Agreement”), as amended by that certain First Amendment to the Base Agreement, dated as of March 19, 2021, that certain Second Amendment to the Base Agreement, dated as of July 14, 2021, and that certain Third Amendment to the Base Agreement, dated as of August 11, 2021 (the Base Agreement, as so amended, and as may be further amended, modified or supplemented from time to time, the “Agreement”); and

WHEREAS, the Parties desire to amend the Agreement in accordance with Section 11.04 thereof as more fully set forth herein.

NOW THEREFORE, in consideration of the mutual agreements contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

AGREEMENT

1. Amendments.

(a) Paragraph 8 of the Recitals of the Agreement is hereby amended and restated in its entirety as follows:

“WHEREAS, for U.S. federal income tax purposes, (a) the Domestication is intended to be treated as a reorganization under Section 368(a)(1)(F) of the Code (as defined herein), and (b) this Agreement is intended to constitute, and is hereby adopted by the Parties as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 368, 354 and 361 of the Code;”

(b) Section 9.13(c) of the Agreement is hereby amended and restated in its entirety as follows:

“(c) For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows the U.S. federal income tax treatment), the Parties intend that:

(i) the Domestication be treated as a reorganization with the meaning of Section 368(a)(1)(F) of the Code;

(ii) RESERVED;

(iii) (a) the Company Recapitalization be treated as a recapitalization event in which no taxable gain or loss is recognized and the Company be treated as continuing as a partnership pursuant to Section 708(a) of the Code following the Closing Date, and (b) where a Company Holder receives consideration (including Earnout Consideration) in the Merger (as set forth on the Allocation Schedule) in the form of cash or Pace Class A Common Stock, such Company Holder be treated as transferring Company Common Units to Pace in exchange for such consideration attributable to such transferred Company Common Units in a taxable exchange;

(iv) the Company Warrants be treated as noncompensatory options within the meaning of Treasury Regulations Section 1.721-2(f);

(v) the grant of Company Warrants to the Company Holders in exchange for no consideration be treated as an “open transaction” in which no gain or loss is recognized by the Company Holders at the time of grant; and

(vi) the contribution described in Section 2.01(i) be treated, in part, as a contribution of the assets held by Pace after the Merger and the Blocker Mergers (other than Company Up-C Units) to the Company in a contribution described in Section 721(a) of the Code and, in part, as a transfer of property to the Company in exchange for Company Warrants (such treatment in clauses (a)(i) through (vi), the “Intended Tax Treatment”).

(vii) The Parties shall prepare and file all Tax Returns consistent with the Intended Tax Treatment and shall not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.”

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(c) Section 9.13(d) of the Agreement is hereby amended and restated in its entirety as follows:

“(d) By executing this Agreement, the applicable Parties hereby adopt an applicable “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the Domestication, and each Party that is a party to such plan of reorganization (as determined for U.S. federal income tax purposes) agrees to file the statement required by Treasury Regulations Section 1.368-3(a).”

2. Confirmation. Except as otherwise provided herein, the provisions of the Agreement shall remain in full force and effect in accordance with their respective terms following the execution of this Fourth Amendment.

3. Governing Law; Waiver of Jury Trial. Section 12.06 and Section 12.07 of the Agreement are hereby incorporated by reference into this Fourth Amendment, mutatis mutandis.

4. Headings. The descriptive headings contained in this Fourth Amendment are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Fourth Amendment.

5. Counterparts. This Fourth Amendment may be executed and delivered (including executed manually or electronically via DocuSign or other similar services and delivered by facsimile or portable document format (PDF) transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the Parties have caused this Fourth Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

TPG PACE TECH OPPORTUNITIES CORP.

By
Name:	Eduardo Tamraz
Title:	Secretary

SIGNATURE PAGE TO

FOURTH AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

LIVE LEARNING TECHNOLOGIES LLC

By
Name:	Charles Cohn
Title:	Chief Executive Officer

SIGNATURE PAGE TO

FOURTH AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

TCV VIII (A) VT, INC.

By
Name:	Frederic D. Fenton
Title:	President

SIGNATURE PAGE TO

FOURTH AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

LCSOF XI VT, INC.

By
Name:	Paul Strange
Title:	President and CEO

SIGNATURE PAGE TO

FOURTH AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

TPG PACE TECH MERGER SUB LLC

By
Name:	Michael LaGatta
Title:	Vice President

TPG PACE BLOCKER MERGER SUB I INC.

By:
Name:	Michael LaGatta
Title:	Vice President

TPG PACE BLOCKER MERGER SUB II INC.

By:
Name:	Michael LaGatta
Title:	Vice President

SIGNATURE PAGE TO

FOURTH AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

TCV VIII (A), L.P.

By: Technology Crossover Management VIII, L.P.
Its: General Partner

By: Technology Crossover Management VIII, Ltd.
Its: General Partner

By:

Name: Frederic D. Fenton
Title: Authorized Signatory

SIGNATURE PAGE TO

FOURTH AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND X, L.P.

By: Learn Capital Management X, LLC

By:

Name: Rob Hutter
Title: Managing Member

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND XI, L.P.

By: Learn Capital Management XI, LLC

By:

Name: Rob Hutter
Title: Managing Member

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND XII, L.P.

By: Learn Capital Management XII, LLC

By:

Name: Rob Hutter
Title: Managing Member

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND XIII, L.P.

By: Learn Capital Management XIII, LLC

By:

Name: Rob Hutter
Title: Managing Member

SIGNATURE PAGE TO

FOURTH AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

LEARN CAPITAL SPECIAL OPPORTUNITIES FUND XVI, L.P.

By: Learn Capital Management XVI, LLC

By:

Name: Rob Hutter
Title: Managing Member

SIGNATURE PAGE TO

FOURTH AMENDMENT TO

BUSINESS COMBINATION AGREEMENT